Filed pursuant to
General Instruction II.L of Form F-10;
File No. 333-190229

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement together with the accompanying short form base shelf prospectus dated August 2, 2013 to which it relates (the “Prospectus”), and each document incorporated by reference into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Underwriting”.

Information has been incorporated by reference in this prospectus supplement and in the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Canadian Pacific Railway Limited at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9 (telephone (403) 319-7000) and are also available electronically at www.sedar.com.

Prospectus Supplement

to the Short Form Base Shelf Prospectus Dated August 2, 2013

Secondary Offering	October 24, 2013

CANADIAN PACIFIC RAILWAY LIMITED

5,965,304 Common Shares

The common shares of Canadian Pacific Railway Limited (“CPRL” or the “Corporation”) offered under this prospectus supplement are owned by Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd. and Pershing Square Holdings, Ltd. (collectively, the “Selling Shareholder”), which are funds managed by Pershing Square Capital Management L.P. (“Pershing Square”). An aggregate of 5,965,304 common shares of the Corporation are being offered in the United States and Canada. The Corporation will not receive any proceeds from the sale of the common shares by the Selling Shareholder. See “Selling Shareholder” and “Use of Proceeds”.

The outstanding common shares of the Corporation are listed and posted for trading on the New York Stock Exchange (“NYSE”) and on the Toronto Stock Exchange (“TSX”) under the symbol “CP”. On October 24, 2013, the date on which this offering was announced, the closing price of the common shares on the NYSE was US$141.72 and on the TSX was Cdn.$147.95.

Credit Suisse Securities (USA) LLC, as lead underwriter, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC (collectively, the “U.S. Underwriters”) have agreed to purchase the common shares from the Selling Shareholder at a price of US$139.94 per share, which will result in an aggregate of US$834,784,641.76 in proceeds to the Selling Shareholder. The U.S. Underwriters and their Canadian affiliates, Credit Suisse (Canada) Inc., Merrill Lynch Canada Inc. and Morgan Stanley Canada Limited (the “Canadian Underwriters”) are collectively referred to in this prospectus supplement as the Underwriters. The Underwriters may offer the common shares from time to time for sale in one or more negotiated transactions at prevailing market prices on the NYSE or the TSX, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and accordingly, the Underwriters’ compensation will be increased or decreased by the amount by which the aggregate price paid for the common shares by the purchasers exceeds or is less than the gross proceeds paid by the Underwriters to the Selling Shareholder. The common shares are being offered in United States dollars. See “Underwriting.”

Subject to applicable laws, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than that which otherwise might prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Underwriting”.

The Underwriters, as principals, conditionally offer the common shares offered hereby for sale, subject to prior sale, if, as and when sold and delivered by the Selling Shareholder and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Underwriting” and subject to the approval of certain legal matters on behalf of the Corporation by Norton Rose Fulbright Canada LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, on behalf of the Selling Shareholder by Davies Ward Phillips & Vineberg LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP and Davis Polk & Wardwell LLP.

Closing of this offering is expected to occur on or about October 30, 2013 or such other date not later than November 6, 2013 as the Corporation, the Selling Shareholder and the Underwriters may agree.

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States.

Financial statements included or incorporated by reference into the Prospectus have been prepared in accordance with generally accepted accounting principles in the United States, and are subject to auditing and auditor independence standards in the United States and Canada. They may not be comparable to financial statements of other Canadian companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the Corporation’s officers and directors and the experts named in this prospectus supplement are Canadian residents, and a substantial portion of the Corporation’s assets and the assets of the Corporation’s officers and directors and the experts are located outside of the United States.

See “Risk Factors” on page S-13 of this prospectus supplement to read about factors you should consider before buying the Corporation’s common shares.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The registered and head office of the Corporation is located at Suite 500, 401 - 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4.

- S-ii -

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information. Capitalized terms used in this prospectus supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

The Corporation, the Selling Shareholder and the Underwriters have not authorized anyone to provide you with any different or additional information from that contained in or incorporated by reference into this prospectus supplement and the Prospectus. The Corporation, the Selling Shareholder and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Selling Shareholder and the Underwriters are not making an offer to sell the common shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement or the Prospectus, or any documents incorporated by reference herein or therein, is accurate as of any date other than the date on the front of those documents as the Corporation’s business, operating results, financial condition and prospects may have changed since that date.

In this prospectus supplement, references to “Cdn.$” are to Canadian dollars and all references to “US$” are to United States dollars. Unless the context otherwise requires, all references in this prospectus supplement to “CPRL” or the “Corporation” mean Canadian Pacific Railway Limited and its subsidiaries on a consolidated basis.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference into this prospectus supplement and the Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated by reference into this prospectus supplement and into the Prospectus may be obtained on request without charge from the Corporate Secretary of CPRL at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9 (telephone (403) 319-7000). These documents are also available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

The Corporation is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by Canada and the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Prospective investors may read any document the Corporation files with or furnishes to the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. The Corporation’s filings since November 2002 are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

DOCUMENTS INCORPORATED BY REFERENCE AND MARKETING MATERIALS

This prospectus supplement is incorporated by reference into the Prospectus as of the date hereof and only for the purposes of the distribution of the common shares offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details. See “Documents Incorporated by Reference” in the Prospectus. As of the date hereof, the following documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada are also specifically incorporated by reference into and form an integral part of the Prospectus:

•	the annual information form of the Corporation dated March 12, 2013;

•

CPRL’s audited consolidated financial statements, including the notes thereto, for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, together with the respective auditor’s reports thereon;

•	CPRL’s Management’s Discussion and Analysis for the years ended December 31, 2012, December 31, 2011 and December 31, 2010;

•	CPRL’s management proxy circular dated March 12, 2013;

•	CPRL’s unaudited consolidated financial statements, including the notes thereto, for the three and nine months ended September 30, 2013 and September 30, 2012; and

•	CPRL’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2013 and September 30, 2012.

Any documents of the type referred to above, any material change reports (excluding confidential material change reports) and any business acquisition reports filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this prospectus supplement and prior to termination of the offering hereunder shall be deemed to be incorporated by reference into the Prospectus. To the extent that any document or information incorporated by reference into the Prospectus is included in a report that is filed with the SEC by the Corporation on Forms 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference in the registration statement relating to the securities of which this prospectus supplement is a part.

Template versions of marketing materials (as such term is defined under applicable Canadian securities laws) for this offering, consisting of the news release dated October 24, 2013 issued by the Corporation and Pershing Square and the Underwriters’ bulletin released at the commencement of the offering, were filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada on October 24, 2013. The template versions of the marketing materials are incorporated by reference into this prospectus supplement, but are not part of this prospectus supplement to the extent that the contents of a template version of the marketing materials have been modified or superseded by a statement contained in this prospectus supplement. In addition, any template version of any other marketing materials filed with the securities commission or similar authority in each of the provinces and territories of Canada in connection with this offering after the date hereof but prior to the termination of the distribution of the securities under this prospectus supplement is deemed to be incorporated by reference herein.

Copies of each of the documents incorporated by reference into the Prospectus and this prospectus supplement may be obtained by accessing the Corporation’s disclosure documents available through the Internet on SEDAR which may be accessed at www.sedar.com or by requesting a free copy of such documents by writing or calling CPRL at the following address and telephone number: Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Corporate Secretary, phone (403) 319-7000.

Any statement contained in this prospectus supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement or the Prospectus shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus supplement or the Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement or the Prospectus, except as so modified or superseded.

EXCHANGE RATE INFORMATION

The following table sets out, for each period indicated, the exchange rate at the end of the period and the average of the exchange rates on each day during the periods for one U.S. dollar expressed in Canadian dollars, based on the U.S.-Canada dollar noon exchange rates quoted by the Bank of Canada.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
Rate at end of period	1.0054	0.9833	1.0051	1.0166	0.9723
Average rate for period	0.9709	1.0111	1.0004	1.0023	1.0235
High for period	1.0054	1.0583	1.0299	1.0299	1.0576
Low for period	0.9278	0.9430	0.9599	0.9599	0.9839

On October 24, 2013, the Bank of Canada noon rate was Cdn.$1.00 = US$0.9595.

FORWARD-LOOKING INFORMATION

This prospectus supplement, the Prospectus and the documents incorporated by reference into the Prospectus include “forward-looking information” and “forward-looking statements” within the meaning of securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and (Alberta) and the United States Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act and Section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). All forward-looking information and forward-looking statements are based on the Corporation’s current beliefs as well as assumptions made by and information currently available to the Corporation. Forward-looking information and forward-looking statements typically contain statements such as “anticipate”, ‘‘believe’’, ‘‘expect’’, “plan” or similar words suggesting future outcomes. Forward-looking statements in this prospectus supplement, the Prospectus or incorporated by reference into the Prospectus include, but are not limited to, statements with respect to: the Corporation’s revenues and results of operations; the Corporation’s strategic plan; quarterly and seasonal trends; the Corporation’s capital commitments and expenditures; the Corporation’s future cash flows and the availability of other sources of liquidity; interest rates and any hedging programs the Corporation undertakes in respect thereof; fuel prices and any hedging programs the Corporation undertakes in respect thereof; the impact of changes in accounting policies; the outcome of contract negotiations (including in respect of government contracts); the Corporation’s pension plan funding and future contributions; the outcome of litigation; the success and cost of environmental initiatives and remediation programs; the success and impact of the Corporation’s restructuring initiatives; and the Corporation’s competitive environment.

By its nature, CPRL’s forward-looking information and forward-looking statements involve numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors:

•	changes in business strategies;

•	general North American and global economic credit and business conditions;

•	risks in agricultural production such as weather conditions and insect populations;

•	the availability and price of energy commodities;

•	the effects of competition and pricing pressures;

•	industry capacity;

•	shifts in market demand;

•	changes in laws and regulations, including regulation of rates;

•	changes in taxes and tax rates;

•	potential increases in maintenance and operating costs;

•	uncertainties of investigations, proceedings and other types of claims and litigation;

•	labour disputes;

•	risks and liabilities arising from derailments;

•	transportation of dangerous goods;

•	timing of completion of capital and maintenance projects;

•	currency and interest rate fluctuations;

•	effects of changes in market conditions on the financial position of pension plans and investments;

•	various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes;

•	security threats and governmental response to them;

•	technological changes; and

•	effects of market conditions on the timing and volume of sales of common shares of the Corporation by the Selling Shareholder.

The risks and uncertainties of the Corporation’s business, including those discussed above and in documents incorporated by reference into the Prospectus and as described under “Risk Factors” herein, could cause the Corporation’s actual results and experience to differ materially from the anticipated results or other expectations expressed in forward-looking information and forward-looking statements. In addition, the Corporation bases forward-looking information and forward-looking statements on assumptions about future events, which may not prove to be accurate.

In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking information and forward-looking statements and should be aware that events described in the forward-looking information and forward-looking statements set out in this prospectus supplement, the Prospectus and the documents incorporated by reference into the Prospectus may not occur.

The Corporation cannot assure prospective investors that its future results, levels of activity and achievements will occur as the Corporation expects, and neither the Corporation nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information and forward-looking statements. Except as required by law, the Corporation has no obligation or intention to update or revise any forward-looking information or forward-looking statement, whether as a result of new information, future events or otherwise.

CANADIAN PACIFIC RAILWAY LIMITED

CPRL is a holding company whose direct and indirect subsidiaries operate railways in North America.

The main operating subsidiary of the Corporation, Canadian Pacific Railway Company (“CPRC”), was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. CPRC is one of Canada’s oldest corporations. From its inception over 132 years ago, CPRC has developed into a fully integrated and technologically advanced Class I railway (a railroad earning a minimum of US$398.7 million in revenues annually) providing rail and intermodal freight transportation services over a 14,400-mile network serving the principal business centres of Canada, from Montreal to Vancouver, and the U.S. Midwest and Northeast regions.

CPRL’s registered and head office is located at Suite 500, 401 - 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Canada.

SELLING SHAREHOLDER

As of October 23, 2013, the Corporation had 175,244,565 common shares issued and outstanding. The following table sets forth the number of common shares of the Corporation and percentage of outstanding common shares of the Corporation owned by the Selling Shareholder as of the date of this prospectus supplement, the type of ownership of those common shares, the number and percentage of common shares of the Corporation to be sold by the Selling Shareholder pursuant to this offering, and the number and percentage of common shares of the Corporation to be owned by the Selling Shareholder after giving effect to this offering (all percentages in this section are based on the number of common shares outstanding on October 23, 2013). The Selling Shareholder is selling all of the common shares being sold in this offering.

Name	Common Shares Currently Owned(1) (#/%)	Type of Ownership	Common Shares to be Sold Pursuant to the Offering(2) (#/%)	Common Shares Owned After Giving Effect to the Offering(3) (#/%)
Selling Shareholder	23,125,192 / 13.2%	Beneficial	5,965,304 / 3.4%	17,159,888 / 9.8%

Notes:

(1)	The 23,125,192 “Common Shares Currently Owned” represents approximately 13.1% of the total number of outstanding common shares on a fully-diluted basis.
(2)	The 5,965,304 “Common Shares to be Sold Pursuant to the Offering” represents approximately 3.4% of the total number of outstanding common shares on a fully-diluted basis.
(3)	The 17,159,888 “Common Shares Owned After Giving Effect to the Offering” represents approximately 9.7% of the total number of outstanding common shares on a fully-diluted basis.

The allocation among the funds comprising the Selling Shareholder of the common shares to be sold to the Underwriters is to be determined and the final allocation will be disclosed in transaction reports filed by the funds comprising the Selling Shareholder on www.SEDI.ca. The current ownership of common shares by the funds comprising the Selling Shareholder is as follows:

Common Shares Currently Owned (#/%)
Pershing Square, L.P.	7,930,900 / 4.53%
Pershing Square II, L.P.	157,850 / 0.09%
Pershing Square International, Ltd.	10,123,580 / 5.78%
Pershing Square Holdings, Ltd.	4,912,862 / 2.80%

Pershing Square, a registered investment advisor under the United States Investment Advisors Act of 1940, is the investment advisor to the Selling Shareholder. PS Management GP, LLC (“PS Management”) is the sole general partner of Pershing Square. Pershing Square GP, LLC (“Pershing Square GP”), a registered investment advisor under the Investment Advisors Act of 1940, is the sole general partner of each of Pershing Square, L.P. and Pershing Square II, L.P. Pershing Square has investment discretion with regards to 23,125,192 common shares of the Corporation, which common shares are directly owned by the Selling Shareholder. The common shares were acquired during the period from September 23, 2011 to February 2, 2012. William A. Ackman is the Chief Executive Officer and a partner of Pershing Square and the managing member of each of PS Management and Pershing Square GP, and Mr. Paul Hilal is a partner of Pershing Square. Messrs Ackman and Hilal are also directors of CPRL. Pershing Square is a Delaware limited partnership and its address is 888 Seventh Avenue – 42nd Floor New York, NY 10019.

USE OF PROCEEDS

The proceeds to the Selling Shareholder from the sale of the common shares will be US$834,784,641.76 before deducting the expenses of this offering, all of which will be paid by the Selling Shareholder. See “Underwriting”.

The Corporation will not receive any proceeds from any sale of common shares by the Selling Shareholder.

PRIOR SALES

In the previous 12 month period prior to the date of this prospectus supplement, the Corporation issued an aggregate of 2,262,683 common shares pursuant to the exercise of stock options, at prices ranging from Cdn.$31.45 to Cdn.$75.71.

The following table summarizes the sales of common shares of the Corporation by the Selling Shareholder for the 12-month period prior to the date of this prospectus supplement:

Date of Sale	Price Per Common Share (Cdn.$ unless otherwise noted)	Number of Common Shares
August 6, 2013	$129.00	32,535
August 6, 2013	US$124.81	3,253
August 6, 2013	$129.00	17,465
August 6, 2013	US$124.81	1,747
August 7, 2013	$129.03	16,625
August 7, 2013	$129.03	8,375
August 13, 2013	$129.00	6,013
August 13, 2013	US$124.74	705
August 13, 2013	$129.00	6,787
August 13, 2013	US$124.74	795
August 23, 2013	$129.03	6,835
August 23, 2013	US$122.85	10,771
August 23, 2013	$129.03	9,188
August 23, 2013	US$122.85	14,478
August 23, 2013	$129.03	8,977
August 23, 2013	US$122.85	14,147
September 16, 2013	$129.40	21,450
September 16, 2013	$129.40	43,960
September 16, 2013	$129.40	34,590
September 17, 2013	$129.69	19,723
September 17, 2013	US$125.90	7,339
September 17, 2013	$129.69	39,373
September 17, 2013	US$125.90	14,652
September 17, 2013	$129.69	32,004
September 17, 2013	US$125.90	11,909
September 18, 2013	$131.11	28,687
September 18, 2013	US$126.80	2,125

Date of Sale	Price Per Common Share (Cdn.$ unless otherwise noted)	Number of Common Shares
September 18, 2013	$131.11	59,737
September 18, 2013	US$126.80	4,425
September 18, 2013	US$126.80	3,450
September 18, 2013	$131.11	46,576
September 19, 2013	$131.96	29,250
September 19, 2013	US$128.88	18,000
September 19, 2013	$131.96	22,516
September 19, 2013	US$128.88	13,856
September 19, 2013	$131.96	13,234
September 19, 2013	US$128.88	8,144
September 20, 2013	$131.71	39,408
September 20, 2013	US$128.87	8,651
September 20, 2013	US$128.87	4,310
September 20, 2013	$131.71	31,155
September 20, 2013	US$128.87	6,839
September 20, 2013	$131.71	19,637
September 23, 2013	$129.31	28,333
September 23, 2013	$129.31	14,339
September 23, 2013	$129.31	22,328
September 24, 2013	$129.84	21,060
September 24, 2013	US$126.59	9,845
September 24, 2013	$129.84	10,184
September 24, 2013	US$126.59	4,761
September 24, 2013	$129.84	16,456
September 24, 2013	US$126.59	7,694
September 25, 2013	$129.62	30,334
September 25, 2013	$129.62	19,070
September 25, 2013	$129.62	38,596
September 26, 2013	$129.53	28,716
September 26, 2013	US$125.57	1,326
September 26, 2013	$129.53	22,367
September 26, 2013	US$125.57	1,032
September 26, 2013	$129.53	13,917
September 26, 2013	US$125.57	642

PRICE RANGE AND TRADING VOLUME

The common shares of the Corporation are listed on the TSX and the NYSE under the symbol “CP”. The following table sets forth the price range and trading volume of the common shares as reported by the TSX and the NYSE for the periods indicated:

	TSX			NYSE
	High (Cdn.$)	Low (Cdn.$)	Volume (000s)	High (US$)	Low (US$)	Volume (000s)
2012
October	93.91	81.29	13,807	94.78	82.75	12,579
November	94.44	89.49	9,372	94.83	89.30	13,082
December	101.81	90.69	12,973	102.80	91.34	18,815
2013
January	118.57	102.14	13,196	118.07	103.82	18,208
February	125.62	112.14	9,271	122.22	112.51	15,243
March	132.92	124.50	9,110	130.81	120.60	14,247
April	132.50	118.25	11,047	130.68	115.60	22,725
May	144.43	122.68	9,280	139.99	121.66	17,246
June	138.37	120.13	9,630	133.50	113.82	19,677
July	134.90	124.86	8,257	129.79	118.30	17,200
August	130.77	121.39	5,800	126.22	115.54	12,068
September	133.30	122.74	7,553	129.81	116.51	10,338
October 1-24	150.42	126.42	7,411	144.93	122.50	13,488

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated October 24, 2013, the Selling Shareholder will sell to the U.S. Underwriters, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of common shares:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	2,982,652
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,491,326
Morgan Stanley & Co. LLC	1,491,326

Total	5,965,304

The Underwriters may offer the common shares from time to time for sale in one or more negotiated transactions at prevailing market prices on the NYSE or the TSX, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

The U.S. Underwriters are purchasing the common shares from the Selling Shareholder at a price of US$139.94 per share (representing US$834,784,641.76 aggregate proceeds to the Selling Shareholder, before deducting expenses). The Selling Shareholder will pay all of its and the Corporation’s expenses of the offering.

The obligations of the Underwriters under the underwriting agreement are several and neither joint nor joint and several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. Such events include, but are not limited to: (a) any actual, anticipated, contemplated or threatened change in the business, affairs, operations, assets, liabilities, capital or ownership of the Corporation or its subsidiaries, or the Underwriters determining that there exists any fact or circumstance which existed prior to the execution of the underwriting agreement and had not been disclosed prior to the execution of such agreement, in either case which would, in the opinion of the Underwriters, be expected to have a material adverse effect on the market price or value of the common shares; and (b) any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which materially adversely affects or involves, or will materially adversely affect or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole. If an Underwriter fails or refuses to purchase the common shares of the Corporation which it has agreed to purchase, the Underwriters may, but are not obligated to, purchase such common shares, on a pro rata basis, provided that, if the aggregate number of common shares not purchased is less than or equal to 10% of the aggregate number of shares agreed to be purchased by the Underwriters, then each of the other Underwriters shall be obligated to purchase severally the common shares not taken up on a pro rata basis or as they may otherwise agree as between themselves. The underwriting agreement provides that the Underwriters are obligated to purchase all the common shares if any are purchased.

The Corporation and the Selling Shareholder have agreed to indemnify the Underwriters and their respective affiliates and their respective directors, officers, shareholders, agents and employees against liabilities under the U.S. Securities Act, or contribute to payments that the Underwriters may be required to make in that respect.

The common shares are listed on the NYSE and the TSX under the symbol “CP.”

The offering is being made concurrently in the United States and Canada pursuant to the multi-jurisdictional disclosure system adopted by those countries. The common shares will be offered in the United States by the U.S. Underwriters and in Canada by the Canadian Underwriters. The common shares are being offered in United States dollars.

The Corporation has agreed, for a period of 90 days after the date of this prospectus supplement, that it will not, without the prior written consent of Credit Suisse Securities (USA) LLC, directly or indirectly, offer, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any common shares, or financial instruments or securities convertible or exchangeable into common shares, or publicly announce its intention to do so or file a prospectus or registration statement with a Securities Commission or the SEC in respect thereof, except pursuant to: (i) the Corporation’s management stock option incentive plan, (ii) the Corporation’s directors’ stock option plan, (iii) the Corporation’s shareholder rights plan, and (iv) any stock option plan established solely for the purpose of granting stock option awards to any new executive officers of the Corporation, provided that the stock option awards granted to any such new executive officers do not vest and shall not be exercised within 90 days after the date of this prospectus supplement.

The Selling Shareholder has agreed, for a period of 90 days after the date of this prospectus supplement, that it will not, without the prior written consent of Credit Suisse Securities (USA) LLC, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares or any financial instruments or securities convertible into or exercisable or exchangeable for common shares (including without limitation, common shares or such other securities which may be deemed to be beneficially owned by the Selling Shareholder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any common shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any common shares or any financial instrument or security convertible into or exercisable or exchangeable for common shares.

The Corporation shall use commercially reasonable efforts to have its executive officers and directors agree, for a period of 90 days after the date of this prospectus supplement, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any common shares or securities convertible into or exchangeable or exercisable for any common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC. In addition, for a period of 90 days after the date of this prospectus supplement, the Corporation’s executive officers and directors will not make any demand for or exercise any right with respect to the registration of any common shares or any security convertible into or exercisable or exchangeable for any common shares.

In connection with the offering the Underwriters may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the Underwriters of shares in excess of the number of shares the Underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE and on the TSX or otherwise and if commenced, may be discontinued at any time.

The Underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The Underwriters and their affiliates have in the past performed, or may in the future perform, commercial banking, investment banking and/or advisory services for the Corporation from time to time for which they have received or will receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own accounts and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve the Corporation’s securities and instruments.

RISK FACTORS

An investment in the common shares offered hereunder involves certain risks. In addition to the other information contained in this prospectus supplement and the Prospectus and in the documents incorporated by reference herein and therein, prospectus purchasers should consider carefully the risk factors set forth below.

Discussions of certain risks affecting the Corporation in connection with its business are provided in the Corporation’s management’s discussion and analysis and interim management’s discussion and analysis filed with the applicable regulatory authorities which are incorporated by reference into the Prospectus.

Market Price

The market price of the common shares of the Corporation may fluctuate due to a variety of factors relating to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the common shares of the Corporation in the marketplace, failure to meet analysts’ expectations, the impact of any public announcements made in regard to this offering, general market conditions or the worldwide economy. In recent years and particularly in 2008, the common shares of the Corporation and stock markets in Canada and the United States have experienced significant price fluctuations, which may have been unrelated to the operating performance of the Corporation or the affected companies. There can be no assurance that the market price of the common shares of the Corporation will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Dividends

Dividends to be paid by the Corporation may fluctuate. The Board of Directors of the Corporation reviews the financial performance of the Corporation quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter. Currently, the Corporation’s payment of dividends on its common shares is funded primarily from dividends the Corporation receives as the sole common shareholder of CPRC.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon on behalf of the Corporation by Norton Rose Fulbright Canada LLP, Calgary, Alberta and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, on behalf of the Selling Shareholder by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta and Davis Polk & Wardwell LLP, New York, New York.

Base Shelf Prospectus

This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Canadian Pacific Railway Limited at Suite 920, 401 - 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, phone (403) 319-7000 and are also available electronically at www.sedar.com.

Short Form Prospectus

New Issue and/or Secondary Offering		August 2, 2013

CANADIAN PACIFIC RAILWAY LIMITED

$2,500,000,000

Common Shares

First Preferred Shares

Second Preferred Shares

Subscription Receipts

Warrants

Units

Canadian Pacific Railway Limited (“CPRL” or the “Corporation”) may from time to time offer common shares (“Common Shares”), first preferred shares (“First Preferred Shares”), second preferred shares (“Second Preferred Shares”), subscription receipts (“Subscription Receipts”), warrants (“Warrants”) and units (“Units”) of the Corporation (collectively, Common Shares, First Preferred Shares, Second Preferred Shares, Subscription Receipts, Warrants and Units are referred to herein as the “Securities”) having an aggregate offering price of up to $2,500,000,000 (or the equivalent in United States dollars or other currencies) during the 25-month period that this short form base shelf prospectus remains valid. Certain funds managed by Pershing Square Capital Management, L.P. (“Pershing Square”) or its affiliates or their respective permitted assignees (collectively, the “Selling Shareholder”) may also from time to time offer and sell Common Shares pursuant to this prospectus. See “Selling Shareholder”.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “CP”. There is no market through which the First Preferred Shares, Second Preferred Shares, Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell any First Preferred Shares, Second Preferred Shares, Subscription Receipts, Warrants or Units purchased under this prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See the “Risk Factors” section of the applicable prospectus supplement.

All information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus as of the date of the prospectus supplement only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

The Corporation may sell the Securities and the Selling Shareholder may sell Common Shares to or through underwriters purchasing as principals and may also sell the Securities to one or more purchasers directly, in accordance with applicable securities laws, or through agents. See “Plan of Distribution”. The prospectus supplement relating to a particular offering of Securities will identify each underwriter or agent, as the case may be, engaged by the Corporation and/or the Selling Shareholder in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the offering price (or the manner of determination thereof if offered on a non-fixed price basis) the proceeds to the Corporation and/or the Selling Shareholder, any fees, discounts or other compensation payable to underwriters or agents and any other material terms of the plan of distribution.

Unless provided otherwise in a prospectus supplement relating to a particular offering of Securities, the underwriters of an offering of Securities may over-allot or effect transactions which stabilize the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

Messrs. Harrison, Ackman, Hilal, Kelly, Reardon and Tobias and Ms. Morgan are directors of the Corporation who reside outside of Canada, and the Pershing Square Funds (as defined below) are incorporated or organized under the laws of a foreign jurisdiction. Messrs. Harrison, Ackman, Hilal, Kelly, Reardon and Tobias and Ms. Morgan have appointed Canadian Pacific Railway Limited as agent for service of process at 7550 Ogdendale Road S.E., Calgary, AB T2C 4X9, and the Pershing Square Funds have appointed Davies Ward Phillips & Vineberg LLP as agent for service of process at 155 Wellington Street West, Toronto, ON M5V 3J7. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada or any company that is incorporated or organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States.

Financial statements included or incorporated herein have been prepared in accordance with generally accepted accounting principles in the United States, and are subject to auditing and auditor independence standards in the United States and Canada. They may not be comparable to financial statements of other Canadian companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the Corporation’s officers and directors and the experts named in this prospectus are Canadian residents, and a substantial portion of the Corporation’s assets and the assets of the Corporation’s officers and directors and the experts are located outside of the United States.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

The registered and head office of the Corporation is located at Suite 500, 401 - 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4.

- ii -

ABOUT THIS PROSPECTUS

In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, and references to “dollars” or “$” are to Canadian dollars and all references to “US$” are to United States dollars. Unless the context otherwise requires, all references in this prospectus and any prospectus supplement to “CPRL” or the “Corporation” mean Canadian Pacific Railway Limited and its subsidiaries on a consolidated basis.

This prospectus is part of a registration statement on Form F-10 relating to the Securities that is filed with the U.S. Securities and Exchange Commission (the “SEC”). Under the registration statement, the Corporation may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate offering price of $2,500,000,000. This prospectus provides you with a general description of the Securities that the Corporation may offer. Each time the Corporation sells Securities under the registration statement, the Corporation will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities. The prospectus supplement also may add, update or change information contained in this prospectus. Before investing, investors should read both this prospectus and any applicable prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Documents Incorporated by Reference”. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Investors may refer to the registration statement and the exhibits to the registration statement for further information with respect to CPRL and the Securities.

All information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. A prospectus supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of the prospectus supplement only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using generally accepted accounting principles in the United States, which is referred to as “U.S. GAAP”. U.S. GAAP differs from generally accepted accounting principles in Canada before the adoption of International Financial Reporting Standards (“IFRS”), referred to as “Canadian GAAP”, and IFRS applied by most Canadian reporting issuers starting in 2011. Therefore, the Corporation’s comparative consolidated financial statements incorporated by reference into this prospectus may not be comparable to financial statements prepared in accordance with Canadian GAAP or IFRS.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference into this prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of CPRL at Suite 920, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4 (telephone (403) 319-7000). These documents are also available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

The Corporation is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by Canada and the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Prospective investors may read any document the Corporation files with or furnishes to the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. The Corporation’s filings since November 2002 are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation, filed with the securities commission or similar authority in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

•	the annual information form of the Corporation (the “AIF”) dated March 12, 2013;

•

CPRL’s audited consolidated financial statements, including the notes thereto, for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, together with the respective auditor’s reports thereon;

•	CPRL’s Management’s Discussion and Analysis (“MD&A”) for the years ended December 31, 2012, December 31, 2011 and December 31, 2010;

•	CPRL’s management proxy circular dated March 12, 2013;

•	CPRL’s unaudited consolidated financial statements, including the notes thereto, for the three and six months ended June 30, 2013 and June 30, 2012; and

•	CPRL’s Management’s Discussion and Analysis for the three and six months ended June 30, 2013 and June 30, 2012.

Any documents of the type referred to above, any material change reports (excluding confidential material change reports) and any business acquisition reports filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this short form prospectus and prior to termination of any offering hereunder shall be deemed to be incorporated by reference into this short form prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with the SEC by the Corporation on Forms 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference in the registration statement relating to the securities of which this prospectus is a part.

Copies of each of the documents incorporated by reference into this prospectus may be obtained by accessing the Corporation’s disclosure documents available through the Internet on SEDAR which may be accessed at www.sedar.com or by requesting a free copy of such documents by writing or calling CPRL at the following address and telephone number: Canadian Pacific Railway Limited, Suite 920, 401 - 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Attention: Corporate Secretary, phone (403) 319-7000.

Upon a new annual information form and the related annual audited consolidated financial statements and management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited consolidated financial statements and accompanying management’s discussion and analysis, material change reports and business acquisition reports filed by the Corporation prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder. Upon interim unaudited consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, all interim unaudited consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the filing of the new interim unaudited consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder and upon a new management proxy circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, the management proxy circular for the preceding annual meeting of shareholders shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder.

All information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. A prospectus supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

Following the effectiveness of certain amendments to be made to applicable Canadian securities laws on August 13, 2013, underwriters, dealers and agents who participate in the distribution of the Securities will be permitted to utilize certain marketing materials (as such term will be defined under applicable Canadian securities laws) in connection with the distribution of Securities pursuant to this short form prospectus. A version of any marketing materials that are utilized by such underwriters, dealers and agents who participate in the distribution of the Securities will be filed on SEDAR. In the event that such marketing materials are filed subsequent to the date of the filing of the applicable prospectus supplement(s) pertaining to the distribution of the Securities that such marketing materials relate to, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable prospectus supplement(s) for the purposes of the distribution of the Securities to which the supplement(s) pertain.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein include “forward-looking information” and “forward-looking statements” within the meaning of securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and (Alberta) and the United States Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act and Section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). All forward-looking information and forward-looking statements are based on the Corporation’s current beliefs as well as assumptions made by and information currently available to the Corporation. Forward-looking information and forward-looking statements typically contain statements such as “anticipate”, ‘‘believe’’, ‘‘expect’’, “plan” or similar words suggesting future outcomes. Forward-looking statements in or incorporated by reference into this prospectus include, but are not limited to, statements with respect to: the Corporation’s revenues and results of operations; the Corporation’s strategic plan; quarterly and seasonal trends; the Corporation’s capital commitments and expenditures; the Corporation’s future cash flows and the availability of other sources of liquidity; interest rates and any hedging programs the Corporation undertakes in respect thereof; fuel prices and any hedging programs the Corporation undertakes in respect thereof; the impact of changes in accounting policies; the outcome of contract negotiations (including in respect of government contracts); the Corporation’s pension plan funding and future contributions; the outcome of litigation; the success and cost of environmental initiatives and remediation programs; the success and impact of the Corporation’s restructuring initiatives; and the Corporation’s competitive environment.

By its nature, CPRL’s forward-looking information and forward-looking statements involve numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors:

•	changes in business strategies;

•	general North American and global economic credit and business conditions;

•	risks in agricultural production such as weather conditions and insect populations;

•	the availability and price of energy commodities;

•	the effects of competition and pricing pressures;

•	industry capacity;

•	shifts in market demand;

•	changes in laws and regulations, including regulation of rates;

•	changes in taxes and tax rates;

•	potential increases in maintenance and operating costs;

•	uncertainties of investigations, proceedings and other types of claims and litigation;

•	labour disputes;

•	risks and liabilities arising from derailments;

•	transportation of dangerous goods;

•	timing of completion of capital and maintenance projects;

•	currency and interest rate fluctuations;

•	effects of changes in market conditions on the financial position of pension plans and investments;

•	various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes;

•	security threats and governmental response to them;

•	technological changes; and

•	effect of market conditions on the timing and volume of sales of Common Shares by the Selling Shareholder.

The risks and uncertainties of the Corporation’s business, including those discussed above and in documents incorporated by reference into this prospectus and as described under “Risk Factors” and elsewhere herein, could cause the Corporation’s actual results and experience to differ materially from the anticipated results or other expectations expressed in forward-looking information and forward-looking statements. In addition, the Corporation bases forward-looking information and forward-looking statements on assumptions about future events, which may not prove to be accurate.

In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking information and forward-looking statements and should be aware that events described in the forward-looking information and forward-looking statements set out in this prospectus and the documents incorporated by reference into this prospectus may not occur.

The Corporation cannot assure prospective investors that its future results, levels of activity and achievements will occur as the Corporation expects, and neither the Corporation nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information and forward-looking statements. Except as required by law, the Corporation has no obligation or intention to update or revise any forward-looking information or forward-looking statement, whether as a result of new information, future events or otherwise.

CANADIAN PACIFIC RAILWAY LIMITED

CPRL is a holding company whose direct and indirect subsidiaries operate railways in North America.

The main operating subsidiary of the Corporation, Canadian Pacific Railway Company (“CPRC”), was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. CPRC is one of Canada’s oldest corporations. From its inception over 132 years ago, CPRC has developed into a fully integrated and technologically advanced Class I railway (a railroad earning a minimum of US$398.7 million in revenues annually) providing rail and intermodal freight transportation services over a 14,400-mile network serving the principal business centres of Canada, from Montreal to Vancouver, and the U.S. Midwest and Northeast regions.

CPRL’s registered and head office is located at Suite 500, 401 - 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Canada.

USE OF PROCEEDS

The use of proceeds from the sale of any Securities will be described in a prospectus supplement relating to the specific issuance of Securities. The Corporation may use proceeds from the sale of Securities hereunder for repayment of existing indebtedness, capital expenditures, corporate and asset acquisitions and other general corporate purposes. The Corporation may invest funds that it does not immediately use in short-term marketable investment grade securities or bank deposits. The Selling Shareholder will not, directly or indirectly, receive any proceeds from any offering of Securities by CPRL under this prospectus. CPRL will not receive any proceeds from any sale of Common Shares by the Selling Shareholder.

DESCRIPTION OF SECURITIES

Common Shares

The holders of Common Shares are entitled to receive notice of, attend and vote at all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation. The holders of the Common Shares are entitled to receive dividends if, as and when declared by CPRL’s Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board of Directors may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

First Preferred Shares

Subject to certain limitations, the Board of Directors of the Corporation may, from time to time, issue First Preferred Shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The Board of Directors may not issue First Preferred Shares if by doing so the aggregate amount payable to the holders of such shares as a return of capital in the event of the liquidation or dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs would exceed $500,000,000. The First Preferred Shares are entitled to preference over the Common Shares, the Second Preferred Shares and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation. Except with the consent in writing of all of the holders of First Preferred Shares which may be outstanding, no dividend can be declared and paid on or set apart for payment on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends (if any) up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding has been declared and paid or set apart for payment. Except as provided by the Canada Business Corporations Act, the holders of the First Preferred Shares will not have any voting rights nor will they be entitled to receive notice of or to attend shareholders’ meetings.

Second Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are substantially identical to those attaching to the First Preferred Shares, except that the Second Preferred Shares are junior to the First Preferred Shares, and are entitled to preference over the Common Shares with respect to the payment of dividends, repayment of capital and the distribution of assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs.

Subscription Receipts

Subscription Receipts may be offered separately or together with Common Shares and/or other securities of the Corporation, including Warrants. The Subscription Receipts will be issued under a subscription receipt agreement that will be entered into by the Corporation and an escrow agent at the time of issuance of the Subscription Receipts.

A Subscription Receipt will entitle the holder thereof to receive a Common Share and/or other securities of the Corporation, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Corporation or one or more of its subsidiaries. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts will receive Common Shares and/or other securities of the Corporation upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon. Holders of Subscription Receipts are not shareholders of the Corporation.

The particular terms and provisions of Subscriptions Receipts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such Subscription Receipts. This description will include, where applicable: (i) the number of Subscription Receipts offered; (ii) the price at which the Subscription Receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares and/or other securities of the Corporation; (iv) the number of Common Shares and/or other securities of the Corporation that may be obtained upon exercise of each Subscription Receipt; (v) the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each such security; (vi) the terms relating to the holding and release of the gross proceeds from the sale of the Subscription Receipts plus any interest and income earned thereon; (vii) the material income tax consequences of owning, holding and disposing of the Subscription Receipts; and (viii) any other material terms and conditions of the Subscription Receipts including, without limitation, transferability and adjustment terms and whether the Subscription Receipts will be listed on a stock exchange.

Warrants

Warrants will typically be offered with Common Shares, with such securities often referred to collectively as a “Unit”, but may be offered with Subscription Receipts or separately. The Warrants either will be issued under a warrant indenture or agreement that will be entered into by the Corporation and a trustee at the time of issuance of the Warrants or will be represented by Warrant certificates issued by the Corporation.

A Warrant will entitle the holder thereof to receive a Common Share and/or other securities of the Corporation upon the exercise thereof and payment of the applicable exercise price. A Warrant will be exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable. Holders of Warrants are not shareholders of the Corporation.

The particular terms and provisions of Warrants offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such Warrants. This description will include, where applicable: (i) the title or designation of the Warrants; (ii) the number of Warrants offered; (iii) the number of Common Shares and/or other securities of the Corporation purchasable upon exercise of the Warrants and the procedures for exercise; (iv) the exercise price of the Warrants; (v) the dates or periods during which the Warrants are exercisable and when they expire; (vi) the designation and terms of any other securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each such security; (vii) the material income tax consequences of owning, holding and disposing of the Warrants; and (viii) any other material terms and conditions of the Warrants including, without limitation, transferability and adjustment terms and whether the Warrants will be listed on a stock exchange.

Units

Units are a security comprised of one or more of the other Securities described in this prospectus offered together as a “Unit”. A Unit is typically issued so that the holder thereof is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The unit agreement under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such Units. This description will include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in fully registered or global form; and (iv) any other material terms and conditions of the Units.

RISK FACTORS

Prospective purchasers of Securities should consider carefully the risk factors contained in and incorporated by reference into this prospectus including those described in a prospectus supplement relating to a specific offering of Securities.

Discussions of certain risks affecting the Corporation in connection with its business are provided in the Corporation’s annual disclosure documents (annual information form and management’s discussion and analysis) and interim management’s discussion and analysis filed with the applicable regulatory authorities which are incorporated by reference into this prospectus.

CERTAIN INCOME TAX CONSEQUENCES

The applicable prospectus supplement will describe certain material Canadian federal income tax consequences to an investor who is a resident of Canada or who is a non-resident of Canada of acquiring, owning and disposing of any Securities offered thereunder, including whether the payments of dividends or other distributions will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe certain material United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

PLAN OF DISTRIBUTION

The Corporation may sell the Securities and the Selling Shareholder may sell Common Shares (i) to underwriters purchasing as principal; (ii) directly to one or more purchasers in accordance with applicable securities laws; or (iii) through agents. The Securities may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities.

The prospectus supplement relating to each offering of Securities will set forth the terms of the offering of those Securities, including the name or names of any underwriters or agents, the purchase price of the Securities, the proceeds to the Corporation and/or the Selling Shareholder, any underwriters’ or agents’ fees or other compensation, any public offering price, and any discounts or concessions allowed or re-allowed or paid. Only underwriters or agents named in the relevant prospectus supplement are deemed to be underwriters or agents in connection with the Securities offered by that prospectus supplement.

If underwriters purchase Securities as principal, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the prospectus supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

The Securities may also be sold directly by the Corporation, or in the case of Common Shares, the Selling Shareholder, at prices and upon terms agreed to by the purchaser and the Corporation or purchaser and the Selling Shareholder or through agents designated by the Corporation and/or the Selling Shareholder from time to time. Any agent involved in the offering and sale of the Securities pursuant to a particular prospectus supplement will be named, and any commissions payable by the Corporation and/or the Selling Shareholder to that agent will be set forth, in such prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent would be acting on a reasonable commercial efforts basis for the period of its appointment.

The Corporation and/or the Selling Shareholder may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered by this prospectus. Any such commission will be paid out of general funds. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us and/or the Selling Shareholder to indemnification by us and/or the Selling Shareholder against certain liabilities, including liabilities under the U.S. Securities Act or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of First Preferred Shares, Second Preferred Shares, Subscription Receipts, Warrants or Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement, the First Preferred Shares, Second Preferred Shares, Subscription Receipts, Warrants or Units will not be listed on any stock exchange. Certain dealers may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in such Securities or as to the liquidity of the trading market, if any, for such Securities.

The prospectus supplement will set forth the intention of any underwriters or agents who participate in the distribution of the Securities to over-allot or effect transactions which stabilize the Securities’ price at a higher level than that which might exist in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

PRICE RANGE AND TRADING VOLUME

The Common Shares of the Corporation are listed on the TSX and the NYSE under the symbol “CP”. The following table sets forth the price range and trading volume of the Common Shares as reported by the TSX and the NYSE for the periods indicated:

	TSX			NYSE
	High ($)	Low ($)	Volume (000s)	High (US$)	Low (US$)	Volume (000s)
2012
August	85.66	80.53	7,194	86.92	80.07	9,092
September	85.60	80.03	7,902	88.23	80.02	8,818
October	93.91	81.29	13,807	94.78	82.75	12,579
November	94.44	89.49	9,372	94.83	89.30	13,082
December	101.81	90.69	12,973	102.80	91.34	18,815
2013
January	118.57	102.14	13,196	118.07	103.82	18,208
February	125.62	112.14	9,271	122.22	112.51	15,243
March	132.92	124.50	9,110	130.81	120.60	14,247
April	132.50	118.25	11,047	130.68	115.60	22,725
May	144.43	122.68	9,280	139.99	121.66	17,246
June	138.37	120.13	9,630	133.50	113.82	19,677
July	134.90	124.86	8,257	129.79	118.30	17,200
August 1	130.41	126.99	469	126.22	123.10	678
Note:

During the twelve-month period prior to the filing of the prospectus ended June 30, 2013, the Corporation issued 3,773,500 Common Shares upon the exercise of 3,773,500 stock options at a weighted average price of $54.55.

SELLING SHAREHOLDER

As at the date hereof, based on publicly available information, the Selling Shareholder beneficially owns 24,159,888 Common Shares, which is approximately 13.8% of the outstanding Common Shares.

On June 3, 2013, the Selling Shareholder announced its plans to sell up to 7,000,000 of the Common Shares that it owns over a 6 to 12 month period which began on June 10, 2013. The Selling Shareholder may from time to time sell Common Shares pursuant to this prospectus or under Rule 144 or another exemption from the registration requirements of the U.S. Securities Act or, if required, from the prospectus requirements under Canadian securities legislation. The Selling Shareholder does not expect the aggregate number of Common Shares it sells by any means over such period to exceed 7,000,000 Common Shares.

Pershing Square, a registered investment advisor under the United States Investment Advisors Act of 1940, is the investment advisor to each of Pershing Square, L.P. (“PS”), Pershing Square II, L.P. (“PS II”), Pershing Square International, Ltd. (“Pershing Square International”) and Pershing Square Holdings, Ltd. (“Pershing Square Holdings” and, together with PS, PS II and Pershing Square International, the “Pershing Square Funds”). PS Management GP, LLC (“PS Management”) is the sole general partner of Pershing Square. Pershing Square GP, LLC (“Pershing Square GP”), a registered investment advisor under the Investment Advisors Act of 1940, is the sole general partner of each of PS and PS II. Pershing Square has investment discretion with regards to 24,159,888 Common Shares, which Common Shares are directly owned by the Pershing Square Funds. The Common Shares were acquired during the period from September 23, 2011 to February 2, 2012. William A. Ackman is the Chief Executive Officer of Pershing Square and the managing member of each of PS Management and Pershing Square GP. Mr. Ackman is also a director of CPRL. Pershing Square is a Delaware limited partnership and its address is 888 Seventh Avenue – 42nd Floor New York, NY 10019.

Registration Rights Agreement

The following description of certain provisions of the registration rights agreement dated as of July 29, 2013 between the Corporation and the Pershing Square Funds (the “Registration Rights Agreement”) is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is available at www.sedar.com and which has been filed as an exhibit to the registration statement on Form F-10.

The Registration Rights Agreement provides the Pershing Square Funds with the right (the “Demand Registration Right”) to require the Corporation to qualify the distribution of up to 7,000,000 Common Shares held by the Pershing Square Funds, by prospectus filed with the applicable Canadian securities regulatory authorities and/or the SEC (a “Demand Distribution”). The Pershing Square Funds are entitled to request up to four Demand Distributions in respect of underwritten offerings. The Corporation must use reasonable commercial efforts to assist the Pershing Square Funds in making a Demand Distribution, provided that each request for a Demand Distribution for an underwritten offering must relate to such number of Common Shares having an aggregate market price of at least US$150 million based on the average trading price of the Common Shares over the prior 15 days.

In addition, the Registration Rights Agreement provides the Pershing Square Funds with the right (the “Piggy-Back Registration Right”), among others, to require the Corporation to include Common Shares held by the Pershing Square Funds, in any future public distribution undertaken by the Corporation (a “Distribution”). The Corporation must use reasonable commercial efforts to cause to be included in the Distribution all of the Common Shares the Pershing Square Funds requests to be sold pursuant to the Piggy-Back Registration Right;

provided, however, that if the Distribution involves an underwriting and the lead underwriter determines that the total number of Common Shares to be included in such Distribution should be limited for certain prescribed reasons, the Common Shares to be included in the Distribution will be first allocated to the Corporation.

The Piggy-Back Registration Right and Demand Registration Right are subject to various conditions and limitations, and the Corporation is entitled to defer any Demand Distribution in certain circumstances for a limited period.

The Registration Rights Agreement provides that expenses relating to a Demand Distribution that would not have otherwise been incurred by the Corporation shall be borne by the Pershing Square Funds and expenses relating to a Piggy-Back Distribution (or a Demand Distribution in which the Corporation also offers its own securities) shall be allocated to the parties in proportion to the number of Common Shares sold, directly or indirectly, by such party as part of the distribution.

Pursuant to the Registration Rights Agreement, the Corporation is obliged to indemnify the Pershing Square Funds or any underwriters for any misrepresentation in this prospectus and any applicable prospectus supplement (other than in respect of any information provided by the Pershing Square Funds or the underwriters for inclusion in the prospectus). The Pershing Square Funds are obliged to indemnify the Corporation and any underwriters for any misrepresentation in this prospectus and any applicable prospectus supplement arising from information furnished in writing by the Pershing Square Funds for inclusion in the prospectus. The Registration Rights Agreement (other than the indemnity provisions) will terminate upon the earlier of (i) the sale by the Pershing Square Funds, by distribution or otherwise, of 7,000,000 Common Shares; (ii) expiry of this short form base shelf prospectus and (iii) three months following the date the Corporation provides a legal opinion to the Pershing Square Funds that the Pershing Square Funds cannot reasonably be considered to be either a 10% holder of Common Shares or an affiliate or control person of the Corporation.

The Pershing Square Funds may also sell Common Shares other than pursuant to this short form base shelf prospectus under available exemptions from the prospectus and registration requirements of Canadian and U.S. securities legislation. The Corporation cannot predict when or in what amounts the Pershing Square Funds may sell any of the Common Shares qualified for distribution by this short form base shelf prospectus.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement relating to a particular offering of Securities, certain legal matters relating to Canadian law will be passed upon on behalf of the Corporation by Norton Rose Fulbright Canada LLP, Calgary, Alberta and certain legal matters relating to United States law will be passed upon on behalf of the Corporation by Paul, Weiss, Rifkind, Wharton  & Garrison LLP, New York, New York.

INTEREST OF EXPERTS

In connection with the audit of the Corporation’s annual financial statements for the year ended December 31, 2012, Deloitte LLP, the auditors of the Corporation, confirmed that they were independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. As of May 11, 2011 and during the period in connection with the audit of the Corporation’s annual financial statements for the year ended December 31, 2010, PricewaterhouseCoopers LLP, the former auditors of the Corporation, confirmed that they were independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

CONTRACTUAL RIGHTS OF RESCISSION

Original purchasers of Subscription Receipts or Warrants offered separately will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such a Subscription Receipt or Warrant. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 203 of the Securities Act (Alberta), and is in addition to any other right or remedy available to original purchasers under section 203 of the Securities Act (Alberta) or otherwise at law. Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.